EXHIBIT 4.1

THOMSON

A French société anonyme with capital of 1,024,905,120 euros Registered Office: 46, quai Alphonse Le Gallo 92100 Boulogne-Billancourt

Register of Commerce and Companies of Nanterre No. 333 773 174

Bylaws

- Unofficial translation -

(as of October 19, 2004)

THOMSON

ARTICLE 1. FORM

Thomson is a société anonyme organized under French law and governed by present and future laws and regulations in force, as well as by the present bylaws. It is formed from among the owners of the shares that comprise the capital stock, as well as those that may be created subsequently.

ARTICLE 2. PURPOSE

The company has the purpose of performing the following, whether directly or indirectly, in France and in any other country:

  The taking of equity holdings or interests in any business of any nature in any form whatsoever, whether in existence or to be created.

  The acquisition, management, and transfer of all manner of real property rights and assets and of all manner of financial instruments, as well as the execution of all manner of financing transactions.

  The acquisition, transfer, and exploitation of all manner of intellectual property rights, licenses, or processes.

  The manufacture, purchase, importation, sale, and exportation, anywhere, of all manner of materials and products, as well as the rendering of all manner of services.

It may act directly or indirectly, for its own account or for the account of third parties, whether alone or by equity holding, under agreement, in joint venture, or in partnership with any other legal entity or individual, and it may carry out, whether in France of abroad, in any manner whatsoever, all manner of financial, commercial, industrial, real property, and personal property transactions within the scope of its purpose or involving similar or related matters.

ARTICLE 3. NAME

The name of the company is: THOMSON

The records and documents issued by the company and meant for third parties must indicate the company name, preceded or followed immediately and legibly by the words “Société Anonyme” or the initials “s.a.” and indication of the amount of the capital stock and of the recording number in the register of commerce and companies.

ARTICLE 4. REGISTERED OFFICE

The registered office is established at the following address:

46, quai Alphonse Le Gallo - 92100 Boulogne-Billancourt.

It may be moved to any other pla ce in accordance with the provisions of the statutory law and regulations in force.

ARTICLE 5. DURATION

The company shall have a duration of 99 years starting on the day of its recording in the Register of Commerce and Companies, except in the case of an extension or early dissolution.

ARTICLE 6. CAPITAL STOCK

The capital stock of the company is established at 1,024,905,120 euros. It is divided into 273,308,032 shares, each with a par value of 3.75 euros and fully paid in.

It may be increased, reduced, retired, or split by decision of the appropriate meeting of shareholders under the conditions and by the methods provided for by the provisions of the statutory law and regulations in force.

ARTICLE 7. FORM OF THE SHARES

The shares fully paid-in shall, at the choice of the shareholders, be in registered or bearer form, under reservation of the provisions of Article 8.2.2 of the present bylaws.

The shares shall occasion an entry in account under the conditions and by the methods provided for by the provisions of the statutory law and regulations in force. The accounts for the entry of registered securities shall be kept by the company or by such agent as it may designate for such purpose. The accounts for the entry of bearer securities shall be kept by the authorized financial intermediaries.

For the purpose of identifying the holders of securities, the company shall have the right to demand at any time, at its own expense and in accordance with the provisions of the statutory law and regulations in force, from the entity in charge of remunerating the securities, as the case may be, the name, the company name, the nationality, the year of birth or the year of setting-up and the address of the holders of such securities as may, whether immediately or in the future, confer the right to vote in its meetings of shareholders, as well as the quantity of the securities held by each of them and, as the case may be, the restrictions connected with the holding of such securities when restrictions pertain thereto.

A failure by the holders of securities or by intermediaries to comply with the duty to inform as to the information referred to above may, under the conditions provided for by the provisions of the statutory law and the regulations in force, cause the suspension or even the forfeiting of the right to vote and of the right to the payment of the dividend pertaining to the shares.

ARTICLE 8. TRANSFERS OF SHARES AND EXCEEDING OF THE THRESHOLD

8 .1 Transfers of shares

The shares are freely transferable and may be transferred by transfer order from account to account.

8 .2 Exceeding the threshold

Without prejudice to the provisions of law, any legal entity or individual, whether acting alone or in concert, directly or indirectly possessing a number of shares or voting rights equal to or greater than:

8.2.1.

0.5 % of the total number of shares or voting rights of the company must so inform the latter. This obligation is governed by the same provisions as those governing the legal obligation; the declaration of exceeding the threshold is to be made within the same deadline as that for the legal obligation, by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or the voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. It is to be renewed per additional holding of 0.5 % of the capital or of the voting rights, without limitation.

This duty to inform applies under the same conditions when the equity holding or the voting rights become lower than the thresholds mentioned in the preceding paragraph.

8.2.2.

2 % of the total number of shares comprising the capital stock or voting rights, within five days commencing from the time when this threshold is exceeded, must request registration of the shares thereof in registered form. This requirement of entry in registered form also applies to the shares acquired beyond this threshold. A copy of the request for entry in registered form, sent by registered/certified letter with return receipt requested, by fax, or by telex to the company within five days commencing from the time when this threshold is exceeded shall operate as a statutory declaration of exceeding the threshold.

In the event of a failure to comply with the duty to declare provided for in 8.2.1, above, the shareholder could, under the conditions and within the limits defined by the provisions of the statutory law and regulations in force, be deprived of the right to vote pertaining to the shares exceeding the threshold at issue. This penalty is independent of such penalty as may be decided by judicial decision upon application by the chairman, by one shareholder, or by the Securities Exchange Transactions Authority.

For the purpose of determining the thresholds referred to at 8.2.1 and 8.2.2, above, the shares or voting rights held indirectly and the shares or voting rights analogous to the shares or voting rights possessed, as defined by the provisions of Articles L.233 -7, et seq., of the Commercial Code shall also be taken into account.

The declarant must certify that the declaration made does include all of the securities giving immediate or future access to the capital of the company that are held or possessed within the meaning of the preceding paragraph. The Declarant must also indicate the date or dates of acquisition.

Mutual fund management firms shall be required to perform such reporting for the entirety of the voting rights pertaining to the shares of the company held by the funds that they manage.

ARTICLE 9. RIGHTS PERTAINING TO EACH SHARE

Besides the right to vote that is assigned to the share by law, each share gives a right to the ownership of the company assets, to the distribution of the profits, and to the proceeds of liquidation, to an extent equal to the proportion of the capital stock that it represents.

Whenever it may be necessary to possess a certain number of shares in order to exercise a right it shall pertain to the owners who do not possess such number to see to it, as the case may be, that the required quantity of shares is grouped accordingly.

The ownership of a share shall automatically entail acceptance of the bylaws of the company, of the decisions of the general meeting of shareholders, and of the board of directors, acting by delegation of the general meeting of shareholders.

ARTICLE 10. PAYMENT FOR THE SHARES

The part of the register amount for the shares issued in an increase in capital shall be payable within a legal period of five years under the conditions decided by the board of directors.

Subscribers and shareholders shall be informed of assessments at least fifteen days prior to the date established for each payment by means of a notice published in a journal of legal notices of the place where the registered office is located or by individual registered/certified letter.

Any delay in the payment of the sums due on the amount not paid in for the shares shall, automatically and without the need of executing any formality whatsoever, give rise to the payment of interest calculated at the legal rate, day by day, commencing from the date payable, without prejudice to such individual action as the company may bring against the shareholder in default and the enforcement measures provided for by the provisions of the statutory law and regulations in force.

ARTICLE 11. THE BOARD OF DIRECTORS

11 .1. Composition

The company is to be managed by a board of directors composed of seven members, at the least, and eighteen members, at the most.

11 .2. The Directors

With reservation of the exception provided for by the law, the directors shall be appointed by the regular general meeting of shareholders.

During his term of office each director must be the owner of at least 2,000 shares. He shall acquire these shares in accordance with the provisions of Article L.225-35 of the Commercial Code.

The duration of the terms of office of the directors appointed by the regular general meeting of shareholders shall be four years for any appointment or re-appointment as of May 7, 2004. It shall expire at the end of the meeting of shareholders that rules on the accounts for the past fiscal year and is held during the year during the course of which the term of office expires.

Directors may be reelected.

The directors may be removed at any time by the regular general meeting of shareholders.

The directors may be individuals or legal entities. The latter, at the time of their appointment, must designate a permanent representative, who shall be subject to the same conditions and obligations and shall bear the same civil and criminal liabilities as if he were a director on his own behalf, without prejudice to the joint and several liability of the legal entity that he represents. If the legal entity removes its representative it shall be required to give notice of such decision to the company as soon as possible, as well as to provide for the replacement thereof at the same time.

In the event of vacancies due to the decease or resignation of one or more directors, the board of directors may proceed to appoint them in a provisional manner between two general meetings of shareholders.

The appointments of directors by the board of directors shall be subject to ratification by the next regular general meeting of shareholders.

A director appointed to replace another shall hold office during the time remaining in the term of office of his predecessor.

11 .3. Directors appointed by the employees

11.3.1.

The board of directors may include two directors representing the employees, designated in accordance with the provisions of Articles L. 225-27, et seq., of the Commercial Code.

The directors representing the employees shall be designated either by the personnel of the company or by the personnel of the company and the personnel of its direct or indirect subsidiaries, the registered offices of which are located within the territory of France upon the decision of the board of directors.

The duration of their terms of office shall be four years for any appointment or re-appointment as of May 7, 2004. However, the term of office shall automatically terminate and a director representing employees shall be deemed to have resigned his office in the event that he loses the status of an employee of the company or of a comp any or of an economic interest group that is connected with it within the meaning of Article L. 225-180 of the Commercial Code or of a member of a mutual fund.

In the event of the vacancy of one or more offices of director representing the employees, the board of directors may validly convene and deliberate up to the date of the appointment of a new director representing the employees.

The timetable for elections and the methods of tallying not defined by law shall be decided by the general management.

11.3.2.

The board of directors also include, if legal conditions are gathered, two directors representing the shareholding employees, designated in accordance with the provisions of Article L. 225-23 of the Commercial Code.

The duration of their terms of office shall be four years for any appointment or re-appointment as of May 7, 2004. However, the term of office shall automatically terminate if he ceases to be the owner of a share or of a mutual fund share, despite maintaining his status as an employee.

In the event of the vacancy of one office of director representing the shareholding employees, the board of directors may validly convene and deliberate up to the date of the appointment of a new director representing the shareholding employees.

The methods of designating candidates, when not defined by the law, by the regulations, or by the present bylaws, shall be decided by the general management.

11.3.3.	In all events, the number of directors bound to the company by an employment contract shall not exceed one third of the directors in office, except that the directors elected by the employees and representing the shareholding employees shall not be included in the calculation for determining the number of shareholders bound to the company by an employment contract.

11 .4 “Censeur” (non voting board members)

Upon Chairman's proposal, the Board of Directors is entitled to appoint one or two "Censeurs".

"Censeurs" shall be called at the same time as Directors and shall participate to the Board of Directors Meetings in an advisory capacity.

"Censeurs" shall be appointed for 18 months and they shall be eligible for reelection they shall be chosen among shareholders or apart from them.

ARTICLE 12. REMUNERATION OF DIRECTORS

The general meeting may allocate to the directors as remuneration for their activities, as attendance fees, an annual fixed amount determined by this general meeting.

The distribution of the attendance fees between the directors shall be determined by the board of directors itself.

The board of directors may also allot special remuneration to the directors for the duties or offices entrusted to them.

ARTICLE 13. DELIBERATIONS OF THE BOARD OF DIRECTORS

The board of directors shall meet upon convocation by its chairman as often as the interests of the company may require and, in any event, with such frequency as may be provided for by the provisions of the statutory law and regulations in force, at the registered office or at any other place indicated by the notice of meeting.

If it has not met for more than two months, one third at least of the members of the board of directors may asks the chairman to convoke this one regarding a specific agenda.

The chief executive officer may also asks the chairman to convoke the board of directors regarding a specific agenda.

The chairman is binded with the requests addressed to him in accordance with the two previous paragraphs.

In the event of the disability of the chairman, the board of directors may be called to meet either by at least one third of its members or, if he is a director, by the Chief Executive Officer or a deputy Chief Executive Officer.

The decisions of the board of directors may be made by video conferences or any other means of communication under the conditions and within the limitations provided for by the regulations in force. For the purposes of calculating quorums and majorities, the members participating in a meeting by video conference shall be deemed to be present. The directors shall be given notice to meet in sessions of the board of directors by any means, including verbally by the chairman.

The resolutions shall be adopted under the conditions of quorum and of majority provided for by the law. In the event of a tie vote the vote of the chairman for the session shall prevail.

Any director may give a proxy, by means of any written or electronic media, to another director to represent him. However, during the course of a single session each director can only be availed of one proxy.

The Chief Executive Officer shall participate in the sessions of the board of directors.

Upon the initiative of the chairman of the board of directors, the members of the management, the auditors of accounts, or other persons outside of the company who may have particular expertise with respect to the topics listed on the agenda of meeting may attend all or part of a session of the board of directors.

The board of directors may designate a secretary, whether or not chosen from among its members. The minutes are to be made and the copies or excerpts of the resolutions are to be issued and certified in accordance with the law.

ARTICLE 14. POWERS OF THE BOARD OF DIRECTORS

The board of directors shall determine the orientations of the company’s business and shall see to it that they are implemented. Under reservation of the powers expressly assigned by law to the meetings of shareholders, and within the limitations of the company purpose, it shall decide with respect to any issue involving the progress of the company and matters of concern to it shall be governed by its resolutions.

In its relations with third parties, the company shall be bound even by those acts of the board of directors that are beyond the company purpose, unless it is proven that such third party knew that the act exceeded such purpose or that it could not have been ignorant of such fact, considering the circumstances, being excluded that the publication alone of the by-laws is sufficient to constitute an evidence.

The board of directors shall carry out such controls and verifications as it may deem appropriate. The Chairman or the Chief Executive Officer have to communicate to each Director all the necessary documents and information to carry out their respective mission.

ARTICLE 15. REPRESENTATION OF THE COMPANY

All of the records concerning the company shall be signed either by the chairman or by the Chief Executive Officer or by one of the deputy Chief Executive Officers, if several exist, or by such director as may have been delegated in the event of the disability of the chairman, or else by any agent who has received powers for such purpose from any one of these or from the board of directors.

ARTICLE 16. THE CHAIRMAN AND VICE CHAIRMAN

From among its members, the board of directors shall elect a chairman, who shall be a physical person. It shall determine his remuneration and establish the duration of his term of office, which shall not exceed that of his term of office as director.

The chairman shall organize and direct the work of the board of directors and render account thereof to the general meeting of shareholders. He shall see to the proper functioning of the company’s agencies and, in particular, shall assure that the directors are able to fulfill their duties.

The term of office of the chairman shall automatically terminate when the person reaches 70 years of age.

With respect to third parties, the powers of the chairman of the board of directors shall be those conferred on him by the law. With respect to the context of the internal organization of the company, such powers may be limited by the board of directors.

If it so deems useful, the board of directors may also appoint one or two vice chairmen.

ARTICLE 17. THE GENERAL MANAGEMENT

17 .1 Management

The general management of the company shall be the responsibility of either the chairman of the board of directors, who shall in such case bear the title of chairman-Chief Executive Officer, or of another individual appointed by the board of directors, who shall bear the title of Chief Executive Officer.

Under the conditions of quorum and majority of common law, the board of directors shall decide whether the general management of the company is to be assumed by its chairman or by a Chief Executive Officer. Such decision shall remain valid until a new decision is made by the board of directors.

The shareholders and third parties are to be informed of this decision under the conditions defined by the provisions of the statutory law and regulations in force.

When the general management of the company is assumed by the chairman of the board of directors the following provisions relating to the Chief Executive Officer shall be applicable.

The Chief Executive Officer is invested with the most ample powers to act under any circumstances in the name of the company. He shall exercise these powers within the limitations of the company purpose and under reservation of those powers that the law expressly assigns to the meetings of shareholders and to the board of directors.

The Chief Executive Officer shall represent the company in relation to third parties.

The company shall be bound even by the acts of the Chief Executive Officer that are beyond the company purpose, unless it is proven that the third party knew that the act exceeded such purpose or that it could not have been ignorant of such fact, considering the circumstances, being excluded that the publication alone of the by-laws is sufficient to constitute this evidence. The provisions of the bylaws or the decisions of the board of directors limit ing the powers of the Chief Executive Officer cannot be invoked against third parties.

The board of directors shall determine the remuneration and the term of office of the Chief Executive Officer.

17 .2 Deputy management

Upon the proposal of the Chief Executive Officer, the board of directors may appoint one or more individuals to assist the Chief Executive Officer, with the title of deputy Chief Executive Officer.

The maximum number of deputy Chief Executive Officers that can be appointed is establis hed at five.

In agreement with the Chief Executive Officer, the board of directors shall determine the scope and duration of the powers conferred upon the deputy Chief Executive Officers.

The board of directors shall determine the remuneration of the deputy Chief Executive Officers.

In relation to third parties, the deputy Chief Executive Officers are availed of the same powers as the Chief Executive Officer.

In the event of a vacancy in the office of Chief Executive Officer, the functions and powers of the deputy Chief Executive Officers shall continue until the appointment of a new Chief Executive Officer, unless the board of directors decides otherwise.

ARTICLE 18. THE AUDITORS OF ACCOUNTS

The auditing of the company shall be carried out by one or more statutory and deputy auditors of accounts, who shall be appointed and hold office in accordance with the law.

At the time of their appointment or, as the case may be, at the time when their terms of office are renewed, the auditors of accounts must be less than 65 years of age.

ARTICLE 19. MEETINGS OF SHAREHOLDERS

The meetings of shareholders shall be called and shall deliberate under the conditions provided for by the statutory law and regulations in force.

The meetings shall be held at the registered office or in such other place as may be specified in the notice of meeting. At the time of the notice of meeting the board of directors may decide on the public rebroadcast of the entirety of such meetings by video conference and/or data transmission in the conditions fixed by the regulations in force. In that case, the shareholders who attend the general meeting by video conference or means of data transmission are deemed to be present for the quorum and majority calculation, in the conditions provided by the regulations in force. As the case may be, this decision is to be communicated in the announcement of the session and in the notice of the meeting.

Two members of the joint labor and management committee who are designated by the latter may also attend the general meetings of shareholders. At their request they may be heard during any deliberations requiring the unanimity of the shareholders. The Chief Executive Officer or any person delegated shall inform the joint labor and management committee by any means as to the date and place of the meeting of the general meetings of shareholders called.

Whatever the number of shares he may possess, each shareholder shall have the right, upon substantiating his identity, to participate in the general meetings of shareholders under the condition:

  for the owners of registered shares, that an entry of registration has been made in the records of the company, for the owners of bearer shares, that a certificate issued by an authorized intermediary confirming the unavailability of their shares entered on account up to the date of the meeting of shareholders has been deposited at the places mentioned in the notice of meeting, and, as the case may be, that he provides to the company, in accordance with the provisions in force, any evidence enabling him to be identified.

These formalities must be fulfilled prior to 3:00 p.m. (Paris time) the day before the meeting of shareholders unless there is an earlier deadline mentioned in the notice of meeting or mandatory provisions in force that shorten this deadline.

An express revocation of the registration or of the unavailability of the shares referred to above can only take place in accordance with the provisions in force.

The meetings of shareholders shall be chaired by the chairman of the board of directors or, in his absence, by the vice chairman, or, in the absence of both of them, by a director especially delegated for such purpose by the chairman of the board of directors; in default thereof, the meeting of shareholders shall itself elect its chairman. The functions of tellers shall be fulfilled by the two members of the meeting of shareholders who so accept and represent the greatest number of votes.

The panel of the meeting shall designate the secretary, who may be chosen from among persons who are not shareholders. An attendance list shall be kept under the conditions provided for by the law.

Copies or excerpts of the minutes of the meeting of shareholders shall be validly certified by the chairman of the board of directors or by a deputy Chief Executive Officer or else by the secretary of the meeting of shareholders.

ARTICLE 20. RIGHT TO VOTE

Under the conditions established by law and the regulations, the shareholders may send their proxy forms and forms for voting by mail to any general meeting of shareholders, either in hard-copy form or, upon a decision of the board of directors published in the announcement of session and the notice of meeting, by data transmission.

Each shareholder shall have as many votes as the shares that he possesses or represents by proxy.

ARTICLE 21. FISCAL YEAR

Each fiscal year shall commence on January 1 and end on December 31.

ARTICLE 22. APPLICATION AND DISTRIBUTION OF PROFITS

The income statement, which summarizes the income and expenses of the fiscal year, shall show, as the difference between them, and after deduction of the depreciation and of the provisions, the profit or loss of the fiscal year.

From the profits of each fiscal year, reduced, as the case may be, by the prior losses, the sums to be applied to reserves shall be deducted first of all, in application of the law. The distributable profits shall be constituted of the profits of the fiscal year reduced by the prior losses.

and by the sums allocated to reserves, in application of the law, and augmented by the surplus carried over.

From such profits the general meeting of shareholders may then, upon the proposal of the board of directors, deduct such sums as it may deem appropriate for application to the funding of any ordinary or extraordinary discretionary reserve funds, or for carrying over as surplus.

The balance, if any exists, shall be distributed among all of the shares in the proportion of their paid-in amount not redeemed.

The board of directors may decide on a distribution of prepayments on dividends in the cases and under the conditions provided for by the law.

ARTICLE 23. EXTENSIONS, DISSOLUTION, AND LIQUIDATION

At least one year prior to the expiration of the duration of the company, the board of directors shall call an extraordinary general meeting of shareholders for the purpose of deciding whether the company is to be extended.

Barring cases of judicial dissolution as provided for by the law, the company shall be dissolved upon the expiration of the term established by the bylaws or by decision of the general meeting of shareholders.

In the event of the dissolution of the company, one or more receivers shall be appointed by the general meeting of shareholders, deliberating under the conditions of quorum and of majority provided for regular general meetings of shareholders.

The receiver shall represent the company. He shall be granted the most ample powers in order to realize the assets, including by amicable means. He shall be authorized to pay the creditors and to distribute the disposable balance.

The general meeting of shareholders may authorize the receiver to continue the matters in progress or to undertake new ones for the needs of the liquidation.

The distribution of the net assets shall only take place subsequent to the time when the reimbursement of the par value of the shares has taken place among the shareholders in the same proportions as those of their equity holdings.